VOTE BY INTERNET
Go to https://ts.vstocktransfer.com/pxlogin
and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, March 16, 2026.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting to be held at 9 A.M., Hong Kong Time, on March 18, 2026, at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ANNUAL GENERAL MEETING – PING AN BIOMEDICAL CO., LTD.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. RESOLVED as an ordinary resolution that the authorised share capital of the Company be amended in the manner and sequence set out below with immediate effect(collectively, the “Authorised Share Capital Changes”): (a) increasing the authorised share capital US$50,000 divided into 800,000,000 ordinary shares of a nominal or par value of US$0.0000625 each to US$312,500 divided into 5,000,000,000 ordinary shares of a par value US$0.0000625 each, by the addition of 4,200,000,000 ordinary shares of a par value US$0.0000625 each; (b) re-designating and re-classifying 4,900,000,000 authorised ordinary shares of a par value US$0.0000625 each (including all existing issued ordinary shares) as 4,900,000,000 class A ordinary shares of par value US$0.0000625 each (the “Class A Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Shares; (c) cancelling 100,000,000 authorised but unissued ordinary shares of a par value US$0.0000625 each and create a new share class of 100,000,000 class B ordinary shares of par value US$0.0000625 each (the “Class B Shares”), which will be entitled to one hundred (100) votes per share, such that the authorised share capital of the Company shall become US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each.	☐	☐	☐
2. RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company, in the substantial form attached to the notice of annual general meeting and the proxy statement as Appendix 1 (the “Second Amended M&A”), be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the company (the “Existing M&A”)in its entirety with effect upon the Authorised Share Capital Changes taking effect.	☐	☐	☐
3. RESOLVED as an ordinary resolution that, subject to the Authorised Share Capital Changes and Second Amended M&A taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by INSPIRETECH LTD (“INSPIRETECH”), the board of directors of the Company (the “Board of Directors”) be and is hereby authorised to repurchase 12,250,000 Class A Shares from INSPIRETECH, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 12,250,000 Class B Shares to INSPIRETECH (the “Share Repurchase and Issue”).	☐	☐	☐
4. RESOLVED as an ordinary resolution that following the Authorised Share Capital Changes, and conditional upon the approval of the Board of Directors, with effect on a date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors: (a) every one thousand (1,000) then issued and unissued Class A Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Shares”) where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Shares as set out in the Existing M&A; (b) every one thousand (1,000) then issued and unissued Class B Shares, or such lesser whole share amount of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Shares”), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Shares as set out in the Existing M&A; (c) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from such share consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number; and (collectively, the “Share Consolidation”) (d) the Board of Directors be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio and the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.	☐	☐	☐
5. RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.	☐	☐	☐

(TO BE SIGNED ON REVERSE SIDE)

PING AN BIOMEDICAL CO., LTD.
Annual General Meeting
March 18, 2026
9:00 a.m. Hong Kong Time

DETACH CARD HERE TO VOTE BY MAIL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I/We, ____* (Name) of ____ (Address) being the registered holder(s) of Ping An Biomedical Co., Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or ___________________ of ____ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED "ABSTAIN."

Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
________________________	____________________________________	____________________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *   AC:ACCT9999   90.00